
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 5, 2020

<u>Via E-mail</u>
Frederick W. Driscoll
Interim Chief Financial Officer
Conformis, Inc.
600 Technology Park Drive
Billerica, MA 01821

> **Re:** **Conformis, Inc.**
> **Form 10-Q for the quarterly period ended September 30, 2019**
> **Exhibit No. 10.3 - Asset Purchase Agreement, dated as of September 30, 2019, by and between Howmedica Osteonics Corp. and Conformis, Inc.**
> **Exhibit No. 10.4 - Distribution Agreement, dated as of September 30, 2019, by and between Howmedica Osteonics Corp. and Conformis, Inc.**
> **Exhibit No. 10.5 - License Agreement, dated as of September 30, 2019, by and between Howmedica Osteonics Corp. and Conformis, Inc.**
> **Exhibit No. 10.6 - Development Agreement, dated as of September 30, 2019, by and between Howmedica Osteonics Corp. and Conformis, Inc.**
> **Exhibit No. 10.7 - First Amendment to Asset Purchase Agreement, dated as of October 23, 2019, by and between Howmedica Osteonics Corp. and Conformis, Inc.**
> **Filed November 1, 2019**
> **File No. 001-37474**

Dear Mr. Driscoll:

You have redacted information from the exhibits identified above asserting that the redacted information is not material and would cause competitive harm if publicly disclosed. For us to assess your compliance with the form requirements, please supplementally provide us, within five business days, with an unredacted paper copy (marked to show where you have redacted information in your public filing) of the exhibits identified above.

Please submit your response only to the address presented below. Given your conclusion that public disclosure of this information would cause you competitive harm, do not respond by submitting correspondence on EDGAR, sending a response by email or by sending your response to a Division staff member. You may wish to consider submitting your response in compliance with Rule 83 to protect it from public access while the materials are in our possession. If you request us to do so in accordance with Rule 418 or Rule 12b-4, we will destroy your supplemental submissions in connection with this compliance review when we conclude our assessment. In the absence of a request to destroy or return your supplemental materials, we will retain them in accordance with our record retention protocols.

To protect the confidentiality of your response, send it to:

Office of Disclosure Support, Mail Stop 4561
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE

Washington, DC 20549

We will notify you of any comments we may have or that we have concluded our assessment of your compliance with the form.

If you have any questions, please contact us at RedactedExhibits@sec.gov. Include only your contact information in the email and your examiner will call you. Do not include or discuss any confidential information in your email.

Sincerely,

Division of Corporation Finance